UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

February 9, 2016
Date of Report (Date of earliest event reported)

Canadian Pacific Railway Limited
(Exact name of registrant as specified in its charter)

Canada	001-01342	98-0355078
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7550 Ogden Dale Road S.E., Calgary, Alberta,
Canada, T2C 4X9
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (403) 319-7000

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01    OTHER MATTERS

On February 9, 2016, Canadian Pacific Railway Limited (“Canadian Pacific”) issued a news release announcing that it has notified Norfolk Southern Corp. (“NS”) of its intent to submit a resolution to NS’ shareholders to ask their board of directors to engage in good faith discussions with Canadian Pacific regarding a business combination transaction involving Canadian Pacific and NS. A copy of Canadian Pacific’s news release is attached as Exhibit 99.1 and is incorporated herein by reference.

ITEM 9.01    Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Description
Exhibit 99.1	News Release of Canadian Pacific dated February 9, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 9, 2016

CANADIAN PACIFIC RAILWAY LIMITED

	By:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

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EXHIBIT INDEX

Exhibit No.	Exhibit Description
99.1	News Release of Canadian Pacific dated February 9, 2016

Release: February 9, 2016

CP files shareholder proposal for Norfolk Southern Annual Meeting

Proposed combination of CP and NS to deliver significant value to shareholders and significant benefits for customers, competition and the economy

Calgary, AB –  Canadian Pacific (TSX:CP) (NYSE:CP) today notified Norfolk Southern Corp. (NS) of its intent to submit a resolution to NS’ shareholders to ask their board of directors to engage in good faith discussions with CP regarding a business combination transaction involving CP and NS that would create a true end-to-end transcontinental railroad that would enhance competition, benefit the public and drive economic growth.
NS shareholders have been telling CP from the beginning that their own board should, at the very least, talk to CP about a potential combination. CP’s shareholder resolution to NS asks shareholders to formally vote in favour of what they have been saying to CP anecdotally for months.
Further, while some NS shareholders have asked CP to nominate an alternative slate of directors for the NS board to help initiate a transaction, we believe this shareholder resolution is the clearest, fairest approach to a process that will result in an outcome beneficial to all stakeholders.
“We are not asking NS shareholders to vote on the existing proposal; we are simply asking them to vote in favour of having their board talk to us,” said E. Hunter Harrison, CP’s Chief Executive Officer. “We continue to believe in the potential to create a transcontinental railroad with NS and believe this is a fair and measured approach to getting a deal done.”
The shareholder resolution will be voted on at the NS annual meeting later this year. NS’ prior annual meeting was held on May 14, 2015.
CP’s proposal to NS, which includes a sizable premium in cash and stock offered to NS shareholders, would result in a company with the potential for faster earnings growth than either CP or NS could achieve on their own, all while delivering enhanced service to customers and maintaining a strong investment grade credit rating.
“Shareholders and analysts will be watching NS closely throughout 2016 and if they continue to underperform, the pressure to work with CP will only grow,” said Harrison. “Our model performs in good times and bad, consistently driving shareholder value during the peaks and the valleys – surely that kind of performance is what shareholders would expect their board to deliver and they can only deliver it by working with us.”

CP strongly believes that a combined railroad would offer unparalleled customer service and competitive rates that will support the success of the shippers and industries it serves, and satisfy the U.S. Surface Transportation Board and Canadian regulators. In direct discussions with NS, CP could also be able to work with NS on the optimal means to obtain regulatory approvals for the transaction.

Forward Looking Statement
This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited, to CP's proposal to NS regarding a possible business combination, CP’s shareholder proposal to NS, the anticipated results and benefits of the proposed transaction and matters relating to regulatory approvals and changes. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as "financial expectations", "key assumptions", "anticipate", "believe", "expect", "plan", "will", "outlook", "should" or similar words suggesting future outcomes.
Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, CP's forward-looking information involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: the ability of the parties to agree to the terms of a proposed transaction; the ability of the parties to obtain the required regulatory approvals; the ability to recognize the financial and operational benefits of the transaction; changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped via CP; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes.  The foregoing list of factors is not exhaustive.
These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.  Reference should be made to "Management's Discussion and Analysis" in CP's annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved by CP. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
No Offer or Solicitation
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities. Subject to future developments, additional documents, including one or more proxy statements in connection with the solicitation of proxies for the 2016 annual meeting of NS shareholders, regarding the proposed transaction may be filed with the SEC. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, including any proxy statement, if and when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by CP with the SEC at the SEC's website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from CP at http://www.cpr.ca/en/investors or by directing a request to Canadian Pacific Railway Limited, 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9, Attention: Office of the Corporate Secretary.

CP and its directors, executive officers and other employees may be deemed to be participants in any solicitation of CP or NS shareholders in connection with the proposed transaction.  Information about CP's executive officers and directors is available in CP's Annual Report on Form 40-F for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015. Additional information about the interests of potential participants will be included in any proxy statement filed in connection with the proposed transaction.
About Canadian Pacific
Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.
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Martin Cej
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Martin_Cej@cpr.ca

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Nadeem Velani
Tel: 403-319-3591
investor@cpr.ca